Exhibit 4.5

SUPPLEMENTAL INDENTURE

This Supplemental Indenture is entered into as of August 6, 2010 (this “Supplemental Indenture” or “Guarantee”), by and among CreditCards.com, Inc., a Delaware corporation (“CreditCards”), and CCRD Operating Company, Inc., a Delaware corporation (“CCRD” and, together with CreditCards, the “New Guarantors”), Bankrate, Inc. (the “Issuer”), a Florida Corporation, each other then existing Guarantors under the Indenture referred to below, Wilmington Trust FSB, as Trustee under the Indenture referred to below, and Wilmington Trust FSB, as Collateral Agent under the Indenture referred to below.

W I T N E S S E T H:

WHEREAS, the Issuer, the Guarantors, the Trustee and the Collateral Agent have heretofore executed and delivered an Indenture dated as of July 13, 2010 (as amended, supplemented, waived or otherwise modified, the “Indenture”), providing for the issuance of an aggregate principal amount of $300.0 million of 11 3/4% Senior Secured Notes due 2015 of the Issuer (the “Notes”);

WHEREAS, Section 3.12 of the Indenture provides that the Issuer is required to cause each Domestic Subsidiary that is formed or acquired following the Issue Date to execute and deliver within 10 days of formation or acquisition to the Trustee a supplemental indenture pursuant to which such Domestic Subsidiary will unconditionally Guarantee, on a joint and several basis with the other Guarantors, the full and prompt payment of the principal of, premium, if any, interest and Additional Interest, if any, in respect of the Notes on a senior secured basis and all other obligations under the Indenture;

WHEREAS, pursuant to Section 9.1 of the Indenture, the Issuer, any Guarantor, the Trustee and the Collateral Agent are authorized to execute and deliver this Supplemental Indenture to amend or supplement the Indenture, without the consent of any Holder;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the New Guarantors, the Issuer, the other Guarantors, the Trustee and the Collateral Agent mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1. Defined Terms. As used in this Supplemental Indenture, terms defined in the Indenture or in the preamble or recital hereto are used herein as therein defined. The words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.

ARTICLE II

AGREEMENT TO BE BOUND; GUARANTEE

SECTION 2.1. Agreement to be Bound. Each New Guarantor hereby becomes a party to the Indenture as a Guarantor and as such will have all of the rights and be subject to all of the obligations and agreements of a Guarantor under the Indenture. Each New Guarantor hereby becomes a party to the Security Agreement as a Grantor (as defined therein) thereunder with the same force and effect as if originally named therein as a Grantor and as such hereby assumes all obligations and liabilities of a Grantor thereunder. Each New Guarantor agrees to be bound by all of the provisions of the Indenture and the Security Documents applicable to a Guarantor and to perform all of the obligations and agreements of a Guarantor under the Indenture and the Security Documents.

SECTION 2.2. Guarantee. Each New Guarantor agrees, on a joint and several basis with all the existing Guarantors, to fully, unconditionally and irrevocably Guarantee to each Holder of the Notes and the Trustee the Guaranteed Obligations pursuant to Article X of the Indenture on a senior secured basis.

ARTICLE III

MISCELLANEOUS

SECTION 3.1. Notices. All notices and other communications to each New Guarantor shall be given as provided in the Indenture to each New Guarantor, at its address set forth below, with a copy to the Issuer as provided in the Indenture for notices to the Issuer.

SECTION 3.2. Parties. Nothing expressed or mentioned herein is intended or shall be construed to give any Person, firm or corporation, other than the Holders and the Trustee, any legal or equitable right, remedy or claim under or in respect of this Supplemental Indenture or the Indenture or any provision herein or therein contained.

SECTION 3.3. Governing Law. This Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

SECTION 3.4. Severability Clause. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

SECTION 3.5. Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby. The Trustee makes no representation or warranty as to the validity or sufficiency of this

Supplemental Indenture or with respect to the recitals contained herein, all of which recitals are made solely by the other parties hereto.

SECTION 3.6. Counterparts. The parties hereto may sign one or more copies of this Supplemental Indenture in counterparts, all of which together shall constitute one and the same agreement.

SECTION 3.7. Headings. The headings of the Articles and the sections in this Supplemental Indenture are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

CREDITCARDS.COM, INC.
as a New Guarantor

By:	/s/ Edward J. DiMaria
	Name:	Edward J. DiMaria
	Title:	Vice President and Secretary

CCRD OPERATING COMPANY, INC.
as a New Guarantor

By:	/s/ Edward J. DiMaria
	Name:	Edward J. DiMaria
	Title:	Vice President and Secretary

BANKRATE, INC.

By:	/s/ Edward J. DiMaria
	Name:	Edward J. DiMaria
	Title:	Senior Vice President – Chief Financial
Officer

NETQUOTE HOLDINGS, INC.

By	/s/ Edward J. DiMaria
	Name:	Edward J. DiMaria
	Title:	Vice President and Secretary

NETQUOTE INC.

By	/s/ Chris Power
	Name:	Chris Power
	Title:	Chief Financial Officer

WILMINGTON TRUST FSB, as Trustee and
Collateral Agent

By:	/s/ Jane Schweiger
	Name:	Jane Schweiger
	Title:	Vice President